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                                 UNITED STATES             |   OMB APPROVAL   |
                      SECURITIES AND EXCHANGE COMMISSION   +------------------+
                            Washington, D.C. 20549         |   OMB Number:    |
                                                           |    3235-0058     |
                                  FORM 12b-25              |     Expires:     |
                                                           | January 31, 2002 |
                          NOTIFICATION OF LATE FILING      |     Estimated    |
                                                           |  average burden  |
(Check One): [ ] Form 10-K  [ ] Form 20-F   [ ] Form 11-K  |   hours per      |
             [X] Form 10-Q  [ ] Form N-SAR                 |  response..2.50  |
                                                           +------------------+
For Period Ended: September 30, 1999                       +------------------+
                  ------------------------                 | SEC FILE NUMBER  |
                [ ] Transition Report on Form 10-K         |                  |
                [ ] Transition Report on Form 20-F         |     0-25940      |
                [ ] Transition Report on Form 11-K         +------------------+
                [ ] Transition Report on Form 10-Q         +------------------+
                [ ] Transition Report on Form N-SAR        |   CUSIP NUMBER   |
                                                           |   926707-10-0    |
For the Transition Period Ended: ________________________  +------------------+

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| Read Instruction (on back page) Before Preparing Form. Please Print or Type | | Nothing in this form shall be construed to imply that the Commission has |
|                 verified any information contained herein.                   |
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

VIEW TECH, INC.
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Full Name of Registrant
N/A
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Former Name if Applicable
3760 Calle Tecate, Suite A
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Address of Principal Executive Office (Street and Number)
Camarillo, CA 93012
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]   (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ]   (c)  The accountant's statement or other exhibit required by Rule
           12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999 could not be filed within the prescribed time period because certain information and data relating to and necessary for the completion of the Registrant's financial statements and Management's discussion and analysis of financial condition and results of operations could not be obtained by the Registrant within such time period without unreasonable effort or expense. The Company is currently negotiating the sale of one of its operating divisions and the current and future financing arrangements for its continuing operations with a number of parties. The open issues surrounding these efforts preclude issuance of its Quarterly Report by the filing deadline. Therefore, the Company is requesting an extension on this Form 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Christopher Zigmont             (805)             482-8277
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant reported net income (before restructuring charge) for the three months and nine months ended September 30, 1998 of $497,499 and $674,003, respectively. As reported in the Company's Form 10-Q for the quarter ended June 30, 1999, the Company incurred net losses for the three months and six months ended June 30, 1999 of $293,811 and $548,417, respectively. It is anticipated that the Company will experience significantly greater losses for the three months and nine months ended September 30, 1999 than for those same periods ended September 30, 1998 and its loss for the three months ended September 30, 1999 will be significantly greater than the three months ended June 30, 1999.
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                                View Tech, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  November 12, 1999                 By  /s/ Christopher Zigmont
    ------------------------------        --------------------------------------
                                            Christopher Zigmont
                                            Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).